S&C Letterhead

May 14, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4 Filed on May 14, 2013 CIK No. 0001567094

Dear Ms. Ravitz:

On behalf of FI CBM Holdings N.V. (“DutchCo”), we are writing to respond to the letter, dated May 8, 2013, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-4 that was submitted confidentially in draft form on April 23, 2013 (the “Draft Registration Statement”). We are including with this letter a further amendment to the Draft Registration Statement (the “Amended Registration Statement”) showing the changes DutchCo proposes to make in response to the Staff’s comments and other updates made to the information for the intervening period. Concurrently with the public filing of the Amended Registration Statement, DutchCo and the other filing persons have filed a Schedule 13E-3 in connection with the transaction.

The Amended Registration Statement includes or incorporates by reference financial information relating to the first quarter of 2013 published by each of Fiat Industrial and CNH. In addition, the Amended Registration Statement includes restated audited annual financial statements of Fiat Industrial to reflect retrospective application of the amendments to IAS 19—Employee Benefits and IAS 1- Presentation of Financial Statements, which became effective and were adopted by Fiat Industrial in the first quarter of 2013.

Securities and Exchange Commission

May 14, 2013

DutchCo appreciates the Staff’s review of the Draft Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. As a result of changes to the Draft Registration Statement, some page references in the Amended Registration Statement have changed from those in the Draft Registration Statement as originally submitted. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement submitted on April 23, 2013, while the page numbers in DutchCo’s responses refer to page numbers in the Amended Registration Statement. For your convenience, DutchCo has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in DutchCo’s responses that are defined in the Amended Registration Statement have the meanings assigned to such terms in the Amended Registration Statement.

DutchCo is anxious to work with the Staff to have these comments to the Draft Registration Statement cleared as promptly as practicable to enable the Amended Registration Statement to be declared effective. In light of the timing required to hold the required shareholders’ meetings and the particular post-meeting requirements of Italian and Dutch law related to the merger processes, it remains very important to Fiat Industrial that the shareholders’ meetings are called in the very near future to maintain the outer limits of the timing contemplated in the November 25, 2012 merger agreement among Fiat Industrial, CNH and DutchCo.

General

1.	We note that you have not yet filed a Schedule 13E-3. We may have further comment upon reviewing that filing.

Response:

DutchCo, Fiat Industrial, Exor and CNH are filing on the date hereof a transaction statement on Schedule 13E-3 relating to the transaction.

2.	Please make the disclosures required by the following sections of Regulation M-A:

•	Item 1004(e)
•	Item 1007(a), the aggregate amount paid as the special dividend
•	Items 1010(c)(4) and (5)
•	Item 1014(d)
•	Item 1014(e), with respect to CNH
•	Item 1015(b)(4), with respect to Goldman Sachs, including fee information

Response:

In response to the Staff’s comment, DutchCo has revised the disclosure on page 73 of the Amended Registration Statement to include the statement required by Item 1004(e); on page 235 to include the statement required by Items 1010(a)(3) and (4); on page 41 to include the statement required by Item 1014(d); on page 41 to include the statement required by

Securities and Exchange Commission

May 14, 2013

Item 1014(e) with respect to CNH; and on pages 62 to include the information required by Item 1015(b)(4) with respect to Goldman Sachs International. The information required by Item 1007(a) is included on page 7 of the Amended Registration Statement under the heading “Summary—Merger Consolidation” and on page 136 under the heading “The CNH Dividend”.

3.	Please remove all references to “arm’s length” negotiations with respect to the Rule 13e-3 transaction. These references are inappropriate in a transaction with affiliates.

Response:

DutchCo has revised the disclosure on pages 41 and 50 of the Amended Registration Statement in response to the Staff’s comment.

Will I have the right, page v

4.	We note your response to prior comment 3. Please expand your disclosure in the forepart of your document and where appropriate to highlight (1) the extent to which minority shareholders will be prohibited from transferring their special voting shares despite the provisions in Article 12, and (2) the extent to which the provisions restricting a shareholder from obtaining majority voting control by acquiring additional special voting shares are contractual provisions in the terms and conditions of the special voting shares, rather than provisions within your governing documents that would require shareholder approval to amend. Given the difference in how each document governing the special voting shares can be changed, also add appropriate risk factor disclosure. Also, revise to clarify the extent to which there is any uncertainty as to the priority of Article 12 and Section 8 under Dutch law, or advise. To the extent uncertainty exists in the interpretation of these provisions that you have described in your response, add appropriate risk factor disclosure.

Response:

In response to the Staff’s comment, DutchCo has revised the disclosure on pages (vii) and 247 of the Amended Registration Statement to state that the special voting shares are not transferrable “notwithstanding” the provisions of Article 12.

Pursuant to Section 12 of the terms and conditions of the special voting shares, any amendment to the terms and conditions of the special voting shares (other than merely technical, non-material amendments) may only be made with the approval of the

Securities and Exchange Commission

May 14, 2013

general meeting of shareholders of DutchCo. Therefore, DutchCo does not believe that additional risk factor disclosure is warranted. Dutch counsel to DutchCo has advised it that there is no material uncertainty regarding the inter-relation of Article 12 and Section 8 or with respect to the appropriate interpretation of those provisions. DutchCo has added disclosure relating to the process for amending the terms and conditions of the special voting shares on page 247 of the Amended Registration Statement.

How can I elect, page vi

5.	We note your response to prior comment 4. Please highlight, here and where appropriate, the extent to which shareholders will agree to forgo the provisions for transfer of their special voting shares reflected in your articles of association by making the declaration in section 3(a) of the form included as appendix F.

Response:

In response to the Staff’s comment, DutchCo has revised the disclosure on pages (vii) and 249 of the Amended Registration Statement to reiterate that the election by a shareholder to participate in the loyalty voting structure and to receive special voting shares is accompanied by an agreement that subjects investors to the terms and conditions of that participation, including the transfer restrictions.

As a CNH shareholder, will I receive fractional interests in DutchCo…?, page vii

6.	We note that security holders will receive cash consideration of an indeterminate amount corresponding to a fractional entitlement to DutchCo common shares. Please tell us how you determined that this is consistent with Item 1004(a)(2)(ii) of Regulation M-A, which requires disclosure of the consideration offered to security holders.

Response:

DutchCo respectfully submits that the treatment of fractional shares, whereby holders of CNH common shares will receive an immaterial amount of cash consideration in lieu of a fraction of a DutchCo common share that they would otherwise be entitled to based on the merger exchange ratio, is consistent with practice and applicable law. Any single investor will be entitled to the value of a fraction of one share in respect of all shares converted in the merger (i.e., a fraction of approximately €8.90 at current trading prices). DutchCo has revised the disclosure on page (viii) of the Amended Registration Statement to indicate the range of cash consideration that a shareholder will receive in lieu of a fractional share. DutchCo believes that, as amended, the description of the treatment of fractional shares complies with Item 1004(a)(2)(ii) of Regulation M-A.

Securities and Exchange Commission

May 14, 2013

Background to the Merger, page 17

7.	We note your response to comment 8 from our letter dated April 4, 2013 and the disclosure added to pages 24 and 48. Please revise to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the preliminary analyses presented by J.P. Morgan and Lazard referenced in your response, or advise. Refer to Item 9 of Schedule 13E-3.

Response:

DutchCo has revised the disclosure on pages 58 to 62 of the Amended Registration Statement in response to the Staff’s comment.

8.	Please revise to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the analyses presented by Goldman Sachs on October 31, 2012. This presentation contains several financial analyses which appear material to security holders.

Response:

DutchCo has revised the disclosure on pages 62 to 66 of the Amended Registration Statement in response to the Staff’s comment.

9.	We note that preliminary projections were provided to the Special Committee on September 24, 2012. Please disclose these projections, or confirm that they have already been disclosed in full. All financial projections that management has access to in connection with a going-private transaction must be disclosed to security holders.

Response:

DutchCo confirms that the preliminary projections provided to the Special Committee on September 24, 2012 do not differ in any material respect from the ones summarized in the Draft Registration Statement.

Position of Fiat Industrial and DutchCo, page 34

10.	Please tell us what consideration was given as to whether Exor should be included as a “filing person” on the Schedule 13E-3. To the extent that you do not believe that Exor should be added as a filing person, please provide us with your legal analysis supporting that conclusion. Otherwise, please include Exor on your Schedule 13E-3 and revise your document to include all of the disclosure required of Exor under Schedule 13E-3.

Securities and Exchange Commission

May 14, 2013

Response:

Exor is included as a filing person on the Schedule 13E-3 and the required disclosure relating to Exor will be included in the prospectus.

11.	Please disclose the filing persons’ substantive and procedural fairness determinations with respect to unaffiliated security holders, rather than to “CNH’s minority shareholders.” See Item 1014(a) of Regulation M-A.

Response:

DutchCo has revised the disclosure on pages 36 and 37 of the Amended Registration Statement in response to the Staff’s comment.

12.	Refer to the last bullet point on page 34 and the first bullet point on page 35. Please revise, here and in the recommendation section starting on page 37, to address how the filing persons considered the fairness of the transaction with respect to the unaffiliated security holders that purchased shares after the December 28, 2012 cash dividend. If they did not consider the fairness of the transaction to this group of shareholders, please revise to so state.

Response:

DutchCo and Fiat Industrial do not believe that the considerations of DutchCo and Fiat Industrial regarding the fairness of the transaction apply differently to unaffiliated security holders depending on whether such security holders purchased CNH common shares before or after payment of the December 28, 2012 cash dividend. The cash dividend had the effect of increasing the aggregate value received by the CNH unaffiliated security holders prior to the ex-dividend date as compared to the initially proposed exchange ratio of 3.828 DutchCo common shares per CNH common share. CNH shareholders who acquired shares following the ex-dividend date would have paid a price to acquire CNH common shares that reflected the prior payment of such dividend. At the closing of the Merger, both groups of shareholders will have an interest in an entity that, as a result of the payment of the CNH Special Dividend, has a lower cash balance and shareholders’ equity; both groups of shareholders, however, will receive the number of DutchCo common shares originally proposed. Whether a shareholder of CNH at closing was a shareholder prior to December 28, 2012 is not relevant to the considerations regarding the fairness of the transaction.

13.	We note the reference to the fairness opinions dated November 25, 2012 in the third bullet point on page 35 and the first bullet point on page 36. Please expand your disclosure, here and in the recommendation section starting on page 37, to address how the filing persons considered the opinions filed as exhibits 99.12 and 99.13. Refer to Regulation M-A Item 1014 Instruction 2(vii). Also, tell us how you determined that further disclosure regarding the consideration of the reports to be filed as exhibits 99.3 and 99.4 is not required, or revise.

Securities and Exchange Commission

May 14, 2013

Response:

DutchCo has revised the disclosure on pages 38, 39 and 43 of the Amended Registration Statement in response to the Staff’s comment.

14.	We note disclosure on page 36 stating that the filing persons did not consider net book value as a factor in their fairness determinations, despite Instruction 2(iii) to Item 1014. Please disclose the net book value here.

Response:

DutchCo has revised the disclosure on page 38 of the Amended Registration Statement in response to the Staff’s comment.

Recommendation of the CNH Special Committee, page 37

15.	Please revise, here and where appropriate, to expressly disclose whether each filing person, including the CNH board of directors, reasonably believes that the transaction is substantively and procedurally fair to unaffiliated security holders.

Response:

In response to the Staff’s comment, DutchCo has revised its disclosure on pages 36 to 41 of the Amended Registration Statement in order to include disclosure that each filing person, the CNH board of directors and the special committee believe the transaction is fair to unaffiliated security holders.

16.	To the extent the CNH board’s discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss the unaddressed factors in reasonable detail or explain why the factors were not deemed material or relevant. We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (i) – (vi) of Instruction 2 to Item 1014. Please revise. To the extent the board has based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014.

Response:

Securities and Exchange Commission

May 14, 2013

In response to the Staff’s comment, DutchCo has revised its disclosure on pages 43 and 44 of the Amended Registration Statement in order to include a discussion of each of the factors listed in Instruction 2 to Item 1014 or an explanation of why the factors were not considered.

Opinion of J.P. Morgan to the Special Committee, page 40

17.	Please disclose the fees paid to J.P. Morgan or its affiliates by CNH or its affiliates within the past two years. We note in particular the joint bookrunning by J.P. Morgan affiliates described on page 43.

Response:

DutchCo has revised the disclosure on page 47 of the Amended Registration Statement in response to the Staff’s comment.

Summary of Joint Financial Analyses of J.P. Morgan and Lazard, page 46

18.	With respect to the results of each analysis, disclose where in the specified range the merger consideration fell.

Response:

DutchCo has revised the disclosure on pages 52 to 58 of the Amended Registration Statement in response to the Staff’s comment.

Exchange Ratio Analysis, page 54

19.	Please enhance your discussion of the meaning and significance of this analysis.

Response:

DutchCo has revised the disclosure on page 58 of the Amended Registration Statement in response to the Staff’s comment.

Directors and Executive Officers of Fiat Industrial, page 171

20.	Please include Fiat in the representations appearing in the final paragraph of this section. See Item 1003(b) of Regulation M-A.

Response:

DutchCo interprets the Staff’s reference to “Fiat” in this comment and in comments 22 and 23 as references to Fiat Industrial S.p.A. rather than Fiat S.p.A. Accordingly, DutchCo has revised the disclosure on page 191 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2013

21.	Please include a similar section disclosing the information required by Item 1003(c) of Regulation M-A with respect to Instruction C persons of CNH.

Response:

Information responsive to such requirement is included in the Annual Report on Form 20-F of CNH incorporated by reference in the prospectus. DutchCo has included on page 237 of the Amended Registration Statement a cross-reference to such disclosure.

Information relating to the purchase of CNH shares in the past two years, page 223

22.	Please confirm that Fiat has not purchased any CNH shares in the past two years, or provide the disclosure required by Item 1002(f) of Regulation M-A.

Response:

Fiat Industrial confirms that it has not purchased any CNH shares in the past two years and a negative statement has been added on page 237 of the Amended Registration Statement.

Recent transactions in CNH Common Shares, page 223

23.	Please include directors, executive officers and Instruction C persons of Fiat in the table appearing on page 224.

Response:

DutchCo has revised the disclosure on page 236 of the Amended Registration Statement in response to the Staff’s comment.

Loyalty Voting Structure, page 230

24.	Please revise to disclose the substance of your response to our prior comment 13.

Response:

DutchCo has revised the disclosure on page 247 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 14, 2013

Appendix B – Opinion of J.P. Morgan Securities LLC

25.	The final paragraph of this opinion states that it is furnished “solely for benefit of the Special Committee.” This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable local law. Describe whether applicable local law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

DutchCo has revised the disclosure on page 26 of the Amended Registration Statement and in Appendix B in response to the Staff’s comment.

*        *        *

Five (5) hard copies of the Amended Registration Statement are being delivered to you by hand to facilitate the Staff’s review of the Amended Registration Statement.

Any questions or comments with respect to the Draft Registration Statement and the Amended Draft Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

Securities and Exchange Commission

May 14, 2013

cc:	Julie Sherman

Gary Todd

Louis Rambo

Mary Beth Breslin

(Securities and Exchange Commission)

Pablo Di Si

(FI CBM Holdings N.V.)

Roberto Russo

(Fiat Industrial S.p.A.)

Michael Going

(CNH Global N.V.)